UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                       Great Wall Acquisition Corporation
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                   39136T 101
                                 (CUSIP Number)

                                 April 16, 2004
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39136T 101                   13G
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Woodland Partners
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER

  NUMBER OF            193,000 shares                                       3.5%
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER
  OWNED BY
    EACH               0 shares                                               0%
  REPORTING       --------------------------------------------------------------
   PERSON         7.   SOLE DISPOSITIVE POWER
    WITH
                       193,000 shares                                       3.5%
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       0 shares                                               0%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     193,000 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39136T 101                   13G
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Barry Rubenstein
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER

  NUMBER OF            120,000 shares                                       2.2%
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER
  OWNED BY
    EACH               193,000 shares                                       3.5%
  REPORTING       --------------------------------------------------------------
   PERSON         7.   SOLE DISPOSITIVE POWER
    WITH
                       120,000 shares                                       2.2%
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       193,000 shares                                       3.5%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     313,000 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39136T 101                   13G
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Marilyn Rubenstein
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER

  NUMBER OF            0 shares                                               0%
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER
  OWNED BY
    EACH               193,000 shares                                       3.5%
  REPORTING       --------------------------------------------------------------
   PERSON         7.   SOLE DISPOSITIVE POWER
    WITH
                       0 shares                                               0%
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       193,000 shares                                       3.5%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     193,000 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

            (a)   Name of Issuer:

                  Great Wall Acquisition Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  660 Madison Avenue
                  15th Floor
                  New York, NY 10021

Item 2.

1.          (a)   Name of Person Filing:

                  Woodland Partners

            (b)   Address of Principal Business Office, or, if none, Residence:

                  68 Wheatley Road
                  Brookville, New York 11545

            (c)   Place of Organization:

                  New York

            (d)   Title of Class of Securities:

                  Common Stock, $0.0001 par value per share

            (e)   CUSIP Number:

                  39136T 101

2.          (a)   Name of Person Filing:

                  Barry Rubenstein

            (b)   Address of Principal Business Office, or, if none, Residence:

                  68 Wheatley Road
                  Brookville, New York 11545

            (c)   Citizenship:

                  United States

            (d)   Title of Class of Securities:

                  Common Stock, $0.0001 par value per share

            (e)   CUSIP Number:

                  39136T 101

3.

            (a)   Name of Person Filing:

                  Marilyn Rubenstein

            (b)   Address of Principal Business Office, or, if none, Residence:

                  68 Wheatley Road
                  Brookville, New York 11545

            (c)   Citizenship:

                  United States

            (d)   Title of Class of Securities:

                  Common Stock, $0.0001 par value per share

            e)    CUSIP Number:

                  39136T 101

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

            (a)   |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C.78o).

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

            (c)   |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

            (d)   |_| Investment company as registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   |_| An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

            (f)   |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

            (g)   |_| A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

            (h)   |_| A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            In addition to the purchase of common stock, $0.0001 par value per share (the "Common Stock"), the reporting persons purchased units (the "Units"). Each Unit consists of one share of Common Stock, and two warrants (the "Warrants"). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00. Each Warrant becomes exercisable on the later to occur of the Issuer's completion of a business combination, or March 17, 2005, and expires on March 16, 2009, or earlier upon redemption.

1.          Woodland Partners:

            (a)   Amount Beneficially Owned: 193,000(1),(2) shares.

            (b)   Percent of Class: 3.5%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 193,000(1),(2) shares.

                  (ii)  shared power to vote or to direct the vote: 0 shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        193,000(1),(2) shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

----------
(1)   Includes 193,000 shares of Common Stock owned by Woodland Partners.

(2) Does not include 78,000 shares of Common Stock issuable upon the exercise of the Warrants held by Woodland Partners.

2.          Barry Rubenstein:

            (a) Amount Beneficially Owned: 313,000(1),(2),(3),(4),(5) shares. Reporting person is a general partner of Woodland Partners and is the husband of Marilyn Rubenstein.

            (b)   Percent of Class: 5.7%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        120,000(4),(5) shares.

                  (ii)  shared power to vote or to direct the vote:
                        193,000(1),(2),(3) shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        120,000(4),(5) shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        193,000(1),(2),(3) shares.

3.          Marilyn Rubenstein:

            (a) Amount Beneficially Owned: 193,000(1),(2),(3) Reporting person is a general partner of Woodland Partners and is the wife of Barry Rubenstein.

            (b)   Percent of Class :3.5%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        0 shares.

                  (ii)  shared power to vote or to direct the vote:
                        193,000(1),(2),(3) shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        0 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        193,000(1),(2),(3) shares.

            A Joint Filing Agreement is attached hereto as Exhibit A.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

----------
(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.

(4) Consists of 120,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA Account.

(5) Does not include 110,000 shares of Common Stock issuable upon the exercise of the Warrants held by the Barry Rubenstein Rollover IRA Account.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2004
                                      WOODLAND PARTNERS


                                      By: /s/ Barry Rubenstein
                                          --------------------------------------
                                          Barry Rubenstein, a General Partner


                                          /s/ Barry Rubenstein
                                          --------------------------------------
                                          Barry Rubenstein


                                          /s/ Marilyn Rubenstein
                                          --------------------------------------
                                          Marilyn Rubenstein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Great Wall Acquisition Corporation and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

            This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: April 23, 2004
                                  WOODLAND PARTNERS


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner


                                       /s/ Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein


                                       /s/ Marilyn Rubenstein
                                       -----------------------------------------
                                       Marilyn Rubenstein